UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

EXPLANATORY NOTE

On August 28, 2014, UBIC, Inc. (“UBIC”), a limited liability, joint-stock corporation incorporated under the laws of Japan, acquired all of the outstanding capital stock of TechLaw Solutions, Inc., a Virginia corporation (“Solutions”), pursuant to the terms of a stock purchase agreement, dated as of August 28, 2014 (the “Stock Purchase Agreement”), by and among UBIC, Solutions and TechLaw Holdings, Inc. (“Holdings” or the “Seller”), a Virginia corporation and the owner of all of the outstanding capital stock of Solutions. Solutions is an e-Discovery corporation, founded in 1983, that provides electronic discovery services to corporations, law firms and government agencies.

The aggregate purchase price was $8.0 million, which amount is subject to a working capital adjustment and escrow provisions. The purchase price was funded using UBIC’s available cash on hand. $800,000 of the purchase price was deposited into escrow at closing to secure potential indemnification obligations of the Seller.

The Stock Purchase Agreement includes customary representations, warranties, covenants and indemnification obligations of the parties. The indemnification obligations of the parties are generally subject to customary limitations, including time limits for making certain claims, deductible amounts and a maximum aggregate loss amount.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference. A copy of the press release issued on August 28, 2014 in connection with the transaction is filed as Exhibit 99.2 hereto and is also incorporated herein by reference.

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1

Stock Purchase Agreement, by and among UBIC, Inc., TechLaw Holdings, Inc. and TechLaw Solutions, Inc., dated as of August 28, 2014. The registrant hereby agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted schedule or exhibit to the Stock Purchase Agreement.

Exhibit 99.2	Press release, dated August 28, 2014, entitled “Matters Regarding Acquisition of Shares of TechLaw Solutions, Inc. (to be Our Subsidiary)”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: August 28, 2014